Exhibit 99.2
Supplemental Material for Financial Forecasts for FY2012 (Consolidated)
< U.S. GAAP >

		FY2011														FY2012		Forecast
																First Half
		1Q			2Q			3Q			4Q			12 months		6 months		12 months
		(2010/4-6)			(2010/7-9)			(2010/10-12)			(2011/1-3)			(’10/4-’11/3)		(2011/4-9)		(’11/4-’12/3)
Vehicle Production (thousands of units)		1,793			1,853			1,803			1,720			7,169
(Japan) - including Daihatsu & Hino		970			1,024			924			803			3,721
[Daihatsu]	[	165	]	[	167	]	[	154	]	[	133	]	[	619	]
[Hino]	[	24	]	[	26	]	[	26	]	[	23	]	[	99	]
(Overseas) - including Daihatsu & Hino		823			829			879			917			3,448
[Daihatsu]	[	40	]	[	37	]	[	48	]	[	45	]	[	170	]	―		―
[Hino]	[	2	]	[	3	]	[	2	]	[	2	]	[	9	]
North America		343			327			323			345			1,338
Europe		83			82			100			107			372
Asia		299			326			353			366			1,344
Central and South America		39			37			39			32			148
Oceania		31			30			27			25			113
Africa		28			27			37			42			133
Vehicle Sales (thousands of units)		1,820			1,895			1,802			1,791			7,308		2,920		7,240
(Japan) - including Daihatsu & Hino		500			586			403			425			1,913				1,930
[Daihatsu]	[	137	]	[	153	]	[	110	]	[	128	]	[	528	]		[	―	]
[Hino]	[	6	]	[	7	]	[	8	]	[	8	]	[	29	]		[	―	]
(Overseas) - including Daihatsu & Hino		1,320			1,309			1,399			1,366			5,395				5,310
[Daihatsu]	[	44	]	[	39	]	[	45	]	[	42	]	[	170	]		[	―	]
[Hino]	[	19	]	[	20	]	[	19	]	[	20	]	[	79	]		[	―	]
North America		526			515			507			483			2,031		―		―
Europe		187			181			208			220			796				―
Asia		285			289			335			345			1,255				―
Central and South America		69			75			76			60			281				―
Oceania		62			54			70			61			248				―
Africa		49			46			57			58			209				―
Middle East		140			148			145			137			569				―
Other		2			1			1			2			6				―
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]		2,072			2,166			2,086			2,099			8,423		―		―
Housing Sales (units)		866			1,333			1,356			1,602			5,157		―		5,400

Supplemental 1

Supplemental Material for Financial Forecasts for FY2012 (Consolidated)
< U.S. GAAP >

	FY2011						FY2012	Forecast
							First Half
	1Q	2Q	3Q	4Q	12 months		6 months	12 months
	(2010/4-6)	(2010/7-9)	(2010/10-12)	(2011/1-3)	(’10/4-’11/3)		(2011/4-9)	(’11/4-’12/3)
Foreign Exchange Rates
Yen to US Dollar Rate	92	86	83	82	86			as premise: 82
Yen to Euro Rate	117	111	112	113	113		―	as premise: 115
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	50.1	46.1	48.9	44.6	47.3			―
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	45.2	43.3	44.6	41.9	43.7		―	―
Number of Employees	319,910	318,001	317,734	317,716	317,716	(Note 1)	―	―
Net Revenues (billions of yen)	4,871.8	4,806.7	4,673.1	4,642.0	18,993.6		7,500.0	18,600.0
Geographic Information
Japan	2,806.6	2,919.6	2,686.1	2,573.9	10,986.2
North America	1,483.6	1,337.6	1,333.3	1,274.5	5,429.1
Europe	459.8	465.3	524.2	532.1	1,981.4		―	―
Asia	834.9	794.2	835.1	910.5	3,374.6
Other	453.7	408.0	489.7	457.7	1,809.1
Elimination	-1,166.8	-1,118.0	-1,195.3	-1,106.7	-4,586.8
Business Segment
Automotive	4,467.8	4,395.8	4,255.1	4,218.5	17,337.3
Financial Services	307.6	296.3	297.5	290.8	1,192.2		―	―
All Other	212.9	233.5	238.0	287.8	972.2
Elimination	-116.5	-118.9	-117.5	-155.1	-508.1
Operating Income (billions of yen)	211.6	111.5	99.0	46.1	468.2		-120.0	300.0
(Operating Income Ratio) (%)	(4.3)	(2.3)	(2.1)	(1.0)	(2.5)		(-1.6)	(1.6)
Geographic Information
Japan	-27.5	-24.5	-122.4	-188.0	-362.4
North America	109.7	36.1	105.2	88.4	339.5
Europe	-6.8	-2.1	2.2	19.8	13.1		―	―
Asia	90.2	74.0	68.6	80.2	313.0
Other	41.0	31.9	44.3	42.9	160.1
Elimination	5.0	-3.9	1.1	2.8	4.9
Business Segment
Automotive	96.7	33.0	-27.5	-16.2	86.0
Financial Services	115.1	68.6	116.4	58.1	358.2		―	―
All Other	4.0	10.7	13.4	7.1	35.2
Elimination	-4.2	-0.8	-3.3	-2.9	-11.2
Income before Income Taxes (billions of yen)	263.0	129.1	129.6	41.5	563.2		-100.0	320.0
(Income before Income Taxes Ratio) (%)	(5.4)	(2.7)	(2.8)	(0.9)	(3.0)		(-1.3)	(1.7)
Equity in Earnings of Affiliated Companies (billions of yen)	70.0	63.8	46.9	34.3	215.0		―	―
Net Income (billions of yen)	190.4	98.7	93.6	25.4	408.1		10.0	280.0	(Note 2)
(Net Income Ratio) (%)	(3.9)	(2.1)	(2.0)	(0.5)	(2.1)		(0.1)	(1.5)
Shareholder Return
Cash Dividends (billions of yen)	―	62.7	―	94.1	156.8	(Note 3)
Cash Dividends per Share (yen)	―	20	―	30	50
Payout Ratio (%)	―	21.7	―	79.1	38.4		―	―
Value of Shares Repurchased (billions of yen)	―	―	―	―	―
Number of Shares Canceled (thousands)	―	―	―	―	―
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		―	―

Supplemental 2

Supplemental Material for Financial Forecasts for FY2012 (Consolidated)
< U.S. GAAP >

	FY2011						FY2012	Forecast
							First Half
	1Q	2Q	3Q	4Q	12 months		6 months	12 months
	(2010/4-6)	(2010/7-9)	(2010/10-12)	(2011/1-3)	(’10/4-’11/3)		(2011/4-9)	(’11/4-’12/3)
R&D Expenses (billions of yen)	182.9	187.6	179.1	180.7	730.3		380.0	760.0
Depreciation Expenses (billions of yen)	197.5	202.0	204.8	208.0	812.3		370.0	760.0	(Note 4)
Geographic Information
Japan	115.1	127.9	131.1	133.2	507.3			―
North America	41.5	35.5	34.3	34.4	145.7			―
Europe	16.6	15.4	15.6	15.5	63.1		―	―
Asia	15.2	14.6	15.8	15.2	60.8			―
Other	9.1	8.6	8.0	9.7	35.4			―
Capital Expenditures (billions of yen)	92.6	147.0	138.7	263.9	642.3		310.0	720.0	(Note 4)
Geographic Information
Japan	44.5	89.4	62.5	143.2	339.6			―
North America	20.7	25.2	31.5	65.2	142.6			―
Europe	4.9	3.2	4.5	19.4	32.0		―	―
Asia	15.4	19.9	27.8	14.7	77.8			―
Other	7.1	9.3	12.4	21.4	50.3			―
Total Liquid Assets (billions of yen)	5,044.6	5,104.3	4,976.5	4,943.4	4,943.4	(Note 5)	―	―
Total Assets (billions of yen)	29,781.5	29,437.7	29,234.3	29,818.1	29,818.1
Toyota Motor Corporation Shareholders' Equity (billions of yen)	10,186.0	10,223.4	10,229.9	10,332.3	10,332.3		―	―
Return on Equity (%)	7.4	3.9	3.7	1.0	3.9	(Note 2)
Return on Asset (%)	2.5	1.3	1.3	0.3	1.4	(Note 2)	―	―
Number of Consolidated Subsidiaries	―	―	―	―	511
No. of Affil. Accounted for Under the Equity Method	―	―	―	―	56		―	―

Supplemental 3